August 30, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. John L. Krug

Re:	Progenics Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 15, 2010
File No. 000-23143
_________________________________________

Dear Mr. Krug:

On behalf of our client, Progenics Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated August 17, 2010 (the “Comment Letter”), addressed to Dr. Paul J. Maddon, M.D., Ph.D., Chief Executive Officer of the Company, regarding the above-referenced Form 10-K (the “10-K”).

For the convenience of the Staff, we have restated the Staff’s comments contained in the Comment Letter, numbered as per the Comment Letter.  The Company’s responses to each comment immediately follow the restated comment.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 21

1.
We note your response to comment 4 and reissue our comment.  The additional information contained in your response constitutes substantial and material information that should have been included in your CD&A for 2009.  Please include a revised CD&A in an amended Form 10-K.  You should file this amendment promptly.

Response:

The Company acknowledges the Staff’s comment and filed, on August 30, 2010, a revised CD&A in an amendment to the 10-K.

Form 10-K

PMSA, page 7
PRO 140: Virology, page 8

2.
We note your response to comment 1 and reissue our comment with respect to the Abgenix, AlphaVax, and Seattle Genetics Agreements.  These agreements appear to transfer technology or know-how necessary to enable you to continue to pursue your clinical development activities.  Please file these agreements as exhibits to your Form 10-K.  If additional time is required to prepare a confidential treatment request with respect to one or more of these agreements, you may first file an amendment providing a revised CD&A and then file a separate exhibits only amendment.

Response:

The Company acknowledges the Staff’s comment.  Since the Company needs additional time to prepare confidential treatment requests with respect to the agreements with Abgenix, AlphaVax and Seattle Genetics, the Company has filed today an amendment to the 10-K with the revised CD&A, and will file shortly hereafter a separate amendment to the 10-K with the foregoing agreements as exhibits.

*  *  *  *  *

In connection with the foregoing responses to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to call me at (212) 259-6575.

Sincerely,

/s/ Donald J. Murray

Donald J. Murray

cc:	Dr. Paul J. Maddon, Progenics Pharmaceuticals, Inc.
Mark R. Baker, Progenics Pharmaceuticals, Inc.
David E. Martin, Progenics Pharmaceuticals, Inc. 3